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                       [LETTERHEAD OF COMMUNITY BANCORP]



December 7, 2004


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549


RE:   REGISTRATION NO. 333-119395
      REGISTRATION STATEMENT ON FORM S-1 OF COMMUNITY BANCORP


Dear Ladies and Gentlemen:

Community Bancorp hereby requests that the effective date of its Registration Statement on Form S-1 be accelerated to 1:00 p.m. Eastern Standard Time, on December 9, 2004, or as soon as possible thereafter, pursuant to Rule 461 under the Securities Act of 1933, as amended.

Community Bancorp acknowledges that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- The company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



COMMUNITY BANCORP


By: /S/ Edward M. Jamison
   --------------------------------
Name: Edward M. Jamison
Title: President and Chief Executive Officer